Conference Call Script
3rd Quarter 2022 Results
Tuesday, October 25, 2022
11:00 a.m. local time

Facilitator:
Good morning, and welcome to Peoples Bancorp Inc.’s conference call. My name is Matt, and I will be your conference facilitator. Today’s call will cover a discussion of the results of operations for the quarterly and nine-month periods ended September 30, 2022.
Please be advised that all lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press [facilitator instructions] on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question, press [facilitator instructions].
This call is also being recorded. If you object to the recording, please disconnect at this time.
Please be advised that the commentary in this call will contain projections or other forward-looking statements regarding Peoples’ future financial performance or future events. These statements are based on management’s current expectations.
The statements in this call, which are not historical fact, are forward-looking statements and involve a number of risks and uncertainties detailed in Peoples’ Securities and Exchange Commission filings.

Management believes the forward-looking statements made during this call are based on reasonable assumptions within the bounds of their knowledge of Peoples’ business and operations. However, it is possible actual results may differ materially from these forward-looking statements.
Peoples disclaims any responsibility to update these forward-looking statements after this call, except as may be required by applicable legal requirements.
Peoples’ 3rd quarter 2022 earnings release was issued this morning and is available at peoplesbancorp.com under “Investor Relations”.
A reconciliation of the non-Generally Accepted Accounting Principles (or “GAAP”) financial measures discussed during this call to the most directly comparable GAAP financial measures is included at the end of the earnings release.
This call will include about 20 to 25 minutes of prepared commentary, followed by a question and answer period, which I will facilitate. An archived webcast of this call will be available on peoplesbancorp.com in the “Investor Relations” section for one year.
Participants in today’s call will be Chuck Sulerzyski, President and Chief Executive Officer, and Katie Bailey, Chief Financial Officer and Treasurer, and each will be available for questions following opening statements. Mr. Sulerzyski, you may begin your conference.
Mr. Chuck Sulerzyski:
Thank you, Matt.
Good morning and we appreciate you joining our call today.

Earlier this morning, we announced a merger with Limestone Bancorp, Inc. Limestone has $1.5 billion in assets, and operates 20 branches in 14 counties in Kentucky. We anticipate closing the merger during the second quarter of 2023.
We are excited about this partnership and our expansion into strategically important markets in Kentucky. Limestone’s management team, led by John Taylor, has a very similar culture and credit discipline as us. We believe this merger will benefit all shareholders, employees and clients of both institutions.
I will go into more details on the merger later on in the call, and would like to highlight our results issued this morning.
For the third quarter, we reported an increase in our net income, which totaled $26.0 million, while our diluted earnings per share were $0.92.
As we had anticipated, our reported earnings improved for the third quarter.
•Most notably, our efficiency ratio improved to 57.2%, compared to 58.8% for the linked quarter.
•We generated positive operating leverage, meaning revenues grew faster than expenses, compared to the linked quarter.
•Our return on average stockholders’ equity grew 31 basis points to 12.92%, while return on average assets increased 5 basis points to 1.45% compared to the linked quarter.
•We had our highest ever quarterly pre-tax pre-provision net revenue as a percent of average assets, which stood at 1.96%.
•Our net interest income was up 9% over the linked quarter, to $67.1 million, with net interest margin at 4.17%.
◦We continued to control our deposit costs, which were 16 basis points, and only up 2 basis points compared to the linked quarter.
•Fee-based income also grew and was up 4% over the linked quarter.
•This was our highest quarterly revenue ever reported.
•We also had improvements in our credit quality compared to the linked quarter-end, with reductions in both criticized and classified loans.
Our allowance for credit losses grew by 1% compared to the linked quarter-end. For the third quarter, we recorded a provision for credit losses of $1.8 million, which reduced diluted EPS by $0.05 for the quarter.
Year-to-date, we have recorded a release of provision totaling $5.8 million, which has added $0.16 to diluted EPS.
•Most of the increase in our allowance for credit losses compared to the linked quarter was driven by deterioration in macro-economic forecasts, which were partially offset by improvements in reserves for individually analyzed loans.
•Our allowance for credit losses comprised 1.15% of total loans at quarter-end, compared to 1.14% at June 30, 2022 and 1.43% at year-end.
Moving on to our loan portfolio, excluding PPP loans, our loan balances increased by over $35 million, or 4% annualized, compared to the linked quarter-end.

•Leading the growth this quarter was our consumer indirect loans, which were up $29 million, or 21% annualized.
•Our commercial and industrial loan balances increased by $19 million, which is net of an $11 million decline in PPP balances due to forgiveness received during the quarter.
◦Our remaining balances for PPP loans stood at $4 million at the end of September, so these loans should have little impact going forward.
•Premium finance loans were up $15 million, while our construction loans grew $13 million.
•At the same time, our commercial real estate loan portfolio declined over $36 million, and partially offset our other loan growth for the quarter.
We have had strong production levels for new loan originations, as we had anticipated.
We continue to focus on strong credit quality, and some of the reductions in our loan portfolio reflect our effort to maintain high credit standards.
From a credit quality perspective, we had improved metrics compared to the linked quarter-end.
•The biggest improvement was reductions to both our criticized and classified loans compared to the linked quarter-end.
◦Our criticized loans declined nearly $17 million, or 9%, compared to the linked quarter-end.
▪This was driven by $18 million in paydowns and $7 million in upgrades, which were net of $10 million in downgrades, half of which was due to two commercial and industrial relationships.
◦At the same time, our classified loans decreased $21 million, or 18%, and was mostly due to the upgrade of a $12 million hospitality relationship from substandard to special mention, and the payoff of three larger commercial relationships that were acquired.
•Compared to September 30, 2021, our criticized and classified loans were down $70 million, or 30%, and $48 million, or 33%, respectively.
•Our nonperforming loans also declined compared to the linked quarter-end due to reductions in our nonaccrual loans of nearly $2 million, which were partially offset by increases in loans 90+ days past due and accruing.
•The portion of our loan portfolio considered “current” stood at 98.9%, which was an improvement from 98.8% for the linked quarter end and year-end.
•Our quarterly annualized net charge-off rate was 15 basis points for the third quarter and first nine months of 2022.
◦Compared to the linked quarter, prior year quarter and first nine months of 2021, our net charge-off rates are relatively consistent.
◦For the past six years, our quarterly net charge-off rates have averaged 12 basis points.

We are confident in our credit quality for future periods, but are keeping a close eye on the impact of higher interest rates and economic conditions. We remain disciplined from a credit perspective, and will not compromise credit standards for loan growth.

I will now turn the call over to Katie for additional details around our financial performance.
Ms. Katie Bailey:
Thank you, Chuck.
For the third quarter, our net interest income grew 9% compared to the linked quarter, and our net interest margin expanded to 4.17%, up 33 basis points from the linked quarter.
•Our loan yields continued to be positively impacted by the higher interest rate environment, and were up 33 basis points from the linked quarter.
◦At the same time, our investment yields grew by 17 basis points.
•Our funding costs rose 2 basis points compared to the linked quarter, and we continued to control our deposit costs, which were relatively flat, while also responding to competition for deposit balances.
◦Accretion income (net of amortization expense) from acquisitions declined to $2.8 million compared to $3.9 million for the linked quarter, adding 16 basis points and 25 basis points, respectively, to net interest margin.
•PPP income has been nominal in recent periods, and only added 1 basis point to net interest margin for the quarter.
Compared to the prior year quarter, net interest income grew 57%, and net interest margin expanded 67 basis points.
•The improvement continued to be driven by our acquisitions, core growth and the increases in market interest rates.
◦Loan yields expanded by 71 basis points, and we controlled our deposit costs, which were down 5 basis points.
◦Our increased borrowing costs were due to the acquired Vantage borrowings, coupled with the recent rise in market interest rates.
Our net interest income and margin grew 55% and 40 basis points, respectively, through the first nine months of 2022, compared to 2021.
•The majority of the increase was driven by the Premier and Vantage mergers, coupled with higher market interest rates during 2022.
Our reported efficiency ratio improved to 57.2% for the third quarter, compared to 58.8% for the linked quarter and 94.7% for the prior year quarter.
On a year-to-date basis, our efficiency ratio improved to 60.7% from 78.4% in 2021.
When adjusted for non-core expenses, our efficiency ratio was 56.6%, a sizable improvement over 58.0% for the linked quarter and 63.9% for the prior year quarter.
•Year-to-date, the adjusted efficiency ratio improved to 59.6% compared to 64.3% for 2021.

•We are very pleased by how quickly we have been able to lower our efficiency ratio, which has been a main focus for us this year.
Compared to the linked quarter, our fee-based income grew 4%.
•Other non-interest income grew $1.2 million, which was due to the additional fee-based income from the leasing businesses.
•Deposit account service charges were up mostly because of customer activity.
•At the same time, our trust and investment, electronic banking and bank owned life insurance income declined.
◦The decrease in our trust and investment income was primarily due to lower market values of trust and investment assets managed, which were not able to be offset by the new accounts we have added.
◦Our lower bank owned life insurance income was driven by a one-time death benefit we recognized during the linked quarter, about half of which was offset by the additional policies we purchased last quarter.
Compared to the prior year quarter, our fee-based income was up 21%.
•Other non-interest income contributed a large portion of the growth, and was up because of the fee-based income from the leasing businesses.
•Deposit account service charges also experienced a significant increase, and were up 50%, while electronic banking income increased 22%.
◦Both of these items grew as a result of the acquired Premier accounts, coupled with increased customer activity in recent periods.
•Other growth in fee-based income was within insurance, bank owned life insurance and swap fee income.
◦As we noted last quarter, we purchased an additional $30 million in bank owned life insurance during the linked quarter, which contributed to the increase.
Through the first nine months of 2022, fee-based income was up 19% compared to the prior year.
•Other non-interest income grew $2.5 million, which was primarily due to the fee-based income from the leasing businesses.
•Deposit account service charges were up 64%, followed by electronic banking income, and served as the main contributors to the growth.
•We had increases in all other categories, with the exception of mortgage banking income, which was directly related to the higher interest rate environment during 2022, compared to 2021, driving down demand from customers.
Moving on to our total non-interest expense, we had a 5% increase compared to the linked quarter.
•Professional fees, marketing expense, and data processing and software expense experienced the largest increases.

◦Our professional fees grew as we have engaged third parties to help create efficiencies and implement new software in an effort to support and enhance processes of our operational teams.
▪We also recorded $339,000 of acquisition-related expenses during the quarter.
•Our FDIC insurance premiums declined, coupled with lower electronic banking expense and amortization of other intangible assets.
Compared to the prior year quarter, our total non-interest expense declined 10%.
•The decrease was largely due to the acquisition-related expenses associated with Premier, which totaled $16.2 million for the third quarter of 2021.
•We had increases in nearly all categories of expense, excluding acquisition-related expenses, which reflected our recent growth through acquisitions.
◦Our professional fees declined $3.6 million compared to the third quarter of 2021, which had been driven by acquisition-related expenses last year.
For the first nine months of 2022, total non-interest expense grew 13% compared to 2021.
•This increase was mainly due to the growth in our size and footprint over the last year, driven by acquisitions.
From a balance sheet perspective, we were able to deploy a large portion of our cash, and shrink our investment portfolio and total balance sheet, compared to the linked quarter-end.
•We utilized the proceeds to fund our loan growth, while also paying down a portion of our short-term borrowings.
•Our deposits declined 1% compared to the linked quarter-end.
◦More than half of the reduction was in retail CD’s, with decreases in both money markets and non-interest-bearing deposits being partially offset by higher interest-bearing checking and governmental deposit accounts.
◦In looking forward to year-end, I would note that we typically experience some seasonal declines in our governmental deposit balances during the fourth quarter of each year.
From a capital perspective, our regulatory capital ratios continued to improve compared to the linked quarter-end. At September 30, 2022:
•Our common equity tier 1 capital ratio was 11.8%;
•Our total risk-based capital ratio was 13.0%; and,
•Our tier 1 leverage ratio was 8.6%.
Our tangible equity to tangible assets ratio declined slightly to 6.5% from 6.6% at the linked quarter-end.
During 2022, improvements in this ratio from higher earnings have been more than offset by increased unrealized losses on our available-for-sale investment portfolio, which stems from the higher market interest rate environment.

•While we are monitoring this decline and continually considering our investment options, we do not expect this to be a permanent impact to our ratio.
•Our unrealized losses on the available-for-sale investment portfolio grew $42 million, resulting in a reduction to our stockholders’ equity during the third quarter of 2022. Compared to year-end, this decline was $123 million.
◦Our tangible book value, if you exclude the accumulated other comprehensive losses, grew at an 11% annualized rate compared to the linked quarter end.
I will now turn the call back to Chuck for additional comments.
Mr. Chuck Sulerzyski:
Thank you, Katie.
The Limestone merger will move us into key markets within Kentucky. Louisville is the 9th largest manufacturing city in the United States, and the Limestone footprint covers some other high profile Kentucky markets including Lexington, Frankfort and Owensboro. This merger will put our organization as 6th in terms of Kentucky deposit market share among community banks.
The culture and credit profile of Limestone is very similar to ours, which makes this even more attractive. They have top-notch talent with a knowledgeable management team that has a great mix of big bank and community bank experience. We think the partnership and integration between our associates and the Limestone associates will be seamless.
Our diversified product and service suite, including a higher lending capacity, will benefit the Limestone clients. This merger will also give our current clients more locations to more easily service their needs.
We look forward to partnering with the Limestone associates to deliver high quality customer service, while also providing a top-notch workplace.
This deal is estimated to be valued at around $210 million, and the consideration is 100% stock with a 0.9 fixed exchange ratio. As far as assumptions, we anticipate realizing 30% cost savings associated with this transaction, 75% of which will be realized in 2023 and 100% realized in 2024. Based on our pro forma, we expect these savings to drive continued improvement in our efficiency ratio.
We have completed a lot work as far as projected fair values on the loan and deposit portfolios. Our pro formas included in the investor deck we published this morning are inclusive of marks on the loans, investments and borrowings portfolios, while also illustrating the core deposit intangible, which is up heavily at 3.6% due to the current rate environment. We have also sensitized these marks to account for various scenarios.
A portion of the expected EPS accretion run rate we have projected is due to the rate marks, but the benefits of the rate marks are generally free of execution risk.
Currently, we expect the transaction to have a tangible book value earnback period of 2.8 years, and will be accretive to our 2023 and 2024 earnings by 16 cents and 37 cents, respectively. Excluding accumulated other comprehensive income, core deposit intangible and assuming no rate marks on the acquired assets, the tangible book value earnback period would be zero, and would be immediately accretive.
We believe the combined return on average assets for 2024 will be around 1.50%, while our return on average tangible equity will be approximately 22%.

We also anticipate that our regulatory capital ratios will decline at the close of the merger, based on pro forma results, but believe this will build back quickly with improved earnings and efficiencies. Excluding accumulated other comprehensive income and rate marks, our common equity tier 1 capital ratio is projected to decline to 11.2%, while our tier 1 capital ratio would be 11.7%.
The Limestone merger transaction is subject to the satisfaction of customary closing conditions, including regulatory and shareholder approvals.
Moving back to our performance, we are working to close out the year in a position of strength.
•We have focused on integrating our recent acquisitions and growing our business, while becoming more efficient both in terms of income and expense, and operational processes.
•We are making meaningful investments in our infrastructure in an effort to benefit our clients and employees.
•We have added high level talent to our organization this year to prepare for our bright future.
◦This includes a wide range of associates from experienced commercial and industrial bankers in the Washington, DC area to accounting professionals within our finance group.
•We increased our earnings for the quarter to $0.92 per diluted share, which exceeded the consensus estimate of $0.85 for the third quarter.
◦Our increased earnings were not driven by releases of provision for credit losses.
Here are our expectations for the fourth quarter and full year of 2022, excluding one-time items:
•We expect loan growth for the full year of between 4-6%, excluding PPP loans;
•While we have seen relatively low credit costs, we continue to believe these will grow in future quarters to our historical levels.
◦For the third quarter, our net charge-off rate was 15 basis points, and we anticipate that our quarterly net charge-off rate, including leases, will be between 20 to 30 basis points as a percent of balances for the fourth quarter of 2022;
•We think there is still some opportunity for net interest margin expansion in the fourth quarter, but this will be at a slower pace than our third quarter growth;
•We target between $51 and $53 million for our total quarterly non-interest expenses for the fourth quarter. This is a slight increase as we accelerated the merit increases for a portion of our employee base from January 1, 2023 to October 1, 2022 in light of the inflationary pressures; and,
•We are still on track to have an efficiency ratio of below 60% for the full year of 2022.
As we close out the year and start looking ahead to 2023, we have some guidance to provide, which excludes the impact of Limestone:
•We believe net interest margin for 2023 will be between 4.40% and 4.60%, which assumes relatively flat rates for 2023 as compared to year-end 2022;
•We anticipate loan growth of between 5 and 7%;

•We expect our fee-based income will be 5 to 7% higher than 2022;
•We are projecting quarterly non-interest expenses of between $56 and $58 million;
◦This projection includes our annual expenses that we normally see during the first quarter of each year such as higher stock compensation expense, employer contributions to health savings accounts and higher base salaries and related payroll taxes due to merit increases.
•We expect our efficiency ratio to be between 58% and 59% for the full year.
•We believe we will see an increase of about 5 basis points in our net charge-off rate during 2023, compared to 2022;
•Given the above, we are very optimistic about 2023 and believe that we will exceed all current analyst estimates.
◦These estimates currently range from $3.18 to $3.60 and average $3.42.
◦Again, we are very comfortable we will beat the highest of these estimates. And we will do so, excluding the benefits of Limestone.
We are pleased with our results for the third quarter, and the investments we have made in our business at the same time. Considering the recent changes in the interest rate environment, we are keeping a close eye on credit quality.
This concludes our commentary, and we will open the call for questions. Once again, this is Chuck Sulerzyski and joining me for the Q and A session is Katie Bailey, our Chief Financial Officer. I will now turn the call back into the hands of our call facilitator.
Thank you.
Question and Answer Session
Facilitator: [Facilitator instructions]
Our first question will come from Brendan Nosal with Piper Sandler.
Mr. Brendan Nosal:
Maybe to start off, could you offer us a little bit of background on how the Limestone deal came about and thoughts on why now is the right time, just given how the market's perceiving bank deals today just due to these heavy rate marks?
Mr. Chuck Sulerzyski:
Yes. So we've been talking to Limestone for many years. We have been very interested in joining -- getting more in central Kentucky, Louisville, Lexington, Frankfort, et cetera. Obviously as time has gone by, several of the targets have disappeared, so there's a scarcity value, I think, from the Limestone perspective. They've had conversations with different institutions and thought we were the right partner for the long term, for which we're very grateful. As far as timing, there's -- to me it's a very, very good deal, a very strategically important deal, and so right now, we were the obvious buyer for them. There are other banks that have been acquiring banks in the area that are tied up right now and waiting just may not have been there. So we saw the scarcity value. I think we paid a respectable price. I think the earn-back is reasonable. And we are tremendously excited about the future. We have a lot of capabilities, investments, insurance, leasing, indirect, larger lending limits. We're just going to bring a lot to the market and to their customers. They have a great team of people; they're a great mix of community bankers and --

we use the term big-bank refugees, but they have a lot of people with a lot of large institution capability and we just think there's tremendous upside.
Mr. Brendan Nosal:
All right, fantastic. That's helpful color. And then maybe moving on, can you just walk us through a lot of the work that Limestone has done in recent years to rectify the credit issues they experienced kind of during and in the aftermath of the last downturn, and then your overall comfort with their book and credit quality today?
Mr. Chuck Sulerzyski:
Well, first off, I think Limestone has done an extraordinary job. All of the folks who have been working on it were not associated with the issues that they had. Those are very talented, very skilled capability. The quality of their credit portfolios very much mimics the quality of our credit portfolios, so we have no concern about their credit. I think that's indicated in the credit mark on the deal.
Facilitator:
Our next question will come from Tim Switzer with KBW.
Mr. Tim Switzer:
I guess my first question is if you could just give us a little bit of background on the 30% cost savings, where you expect a lot of that to be coming from, and on the systems conversion, when that will occur, and if they have the system as you guys as well?
Mr. Chuck Sulerzyski:
They do not have the same system. We're on FIS; they're on Jack Henry. We expect the system conversion to happen the first weekend in August. We expect the deal to close in the second quarter. The savings will come -- kind of a combination of systems and labor.
Mr. Tim Switzer:
Okay, great. And then any revenue synergies that you guys are maybe hoping to achieve? I know you talked about possible cross-selling, and then the higher lending ability there. Could you talk about that and the opportunities you see?
Mr. Chuck Sulerzyski:
Well, first off, none of the revenue synergies are in anything that we modeled. We think that we'll have a similar experience to what we're having in the Premier/Citizens acquisition that we did last year, where we've having hundreds of thousands of dollars of fee income from trusts and investments. We are doing a lot more indirect lending in that marketplace than we were doing previously, beginning to introduce some leasing opportunities. So we've got a really robust retirement plan offering -- so there's just a tremendous upside, and the lending capacity that we bring will be helpful, but I think that'll be more just bread and butter, $5-million, $10-million, $15-million customers, but we can obviously do much more than that if we need to.
Mr. Tim Switzer:
Okay, great. And the last question I had: It was really helpful giving us the range for the NIM in 2023, but could you talk a little bit about the -- I guess the path of getting there? Would we -- would you expect some NIM expansion more at the front end of, say, the end of this year and next year, and then could deposit repricing catch up and we see, maybe, NIM compression at the end of next year? I just want to know how you're thinking about that.

Ms. Katie Bailey:
Yes, sure. I'll take this one. So I think you're right; I think we do expect some more expansion in margin in the fourth quarter. I think we were expecting some rate increases next week and into December. And then there's a couple factors at play. So the rate increases, I think we do expect some deposit cost increases, but then, if you recall, we have a mix shift on our balance sheet going on, so early this year we put some funds, some cash, into work in the investment portfolio, but then also within our lending portfolio, we have the leases that are decently higher yielding than our core banking/lending platforms provide, and so there's some stronger growth in those portfolios than what we would experience for the core bank, and so that mix shift is providing some expansion in that margin number as well.
Mr. Tim Switzer:
I got you. So growth in the leasing portfolio might be able to offset some of the deposit repricing once a lot of the other asset yields are -- have already repriced?
Ms. Katie Bailey:
Correct.
Mr. Chuck Sulerzyski:
And I would just add to that that the value of our franchise is really in the quality of the deposit book. Relatively very low beta; I think you've seen some of that already, but I think you'll see more of that as the rates keep going up.
Mr. Tim Switzer:
Yes. And I think you guys talked about a 25% deposit beta last quarter. Is that still a good number for you guys?
Ms. Katie Bailey:
That's what we used in our model, but I would say it's not what we have been experiencing in '22, and that's going to -- we used that as the upper range in some projections we did, but I think that's a little higher than what we -- definitely higher than what we've seen and what we expect to see at least in the next few quarters.
Facilitator:
Our next question will come from David Long with Raymond James.
Mr. David Long:
I wanted to follow up on the deposit discussion here, maybe just quickly. You talked about the asset mix changing; do you see the deposit mix changing over the course of the next few quarters? Obviously excluding the acquisition?
Ms. Katie Bailey:
I don't think we expect a major shift. I think you'll see in the fourth quarter, as we noted, is a seasonally low point for our governmental deposits, so they kind of peak in the March time frame and the September time frame, and you've probably -- as you've seen in our numbers, we've had decent runoff of our retail CDs. So excluding those two kind of -- the seasonality of the governmental deposits and then the runoff on the CDs, I don't think we expect much mix shift within the deposit portfolio from that -- beyond that.
Mr. Chuck Sulerzyski:

And I would add that 47% of the deposits are DDA, non-interest-bearing and interest-bearing. That's a pretty high percentage. So I think you're going to see a more stable deposit base than normal.
Mr. David Long:
Got it. Do you think that 47% sticks, or can you see that -- do you see that coming down over this next several quarters?
Mr. Chuck Sulerzyski:
No, I think it sticks.
Mr. David Long:
Got it, okay, cool. Thanks for the color. And then I want to switch over to the acquisition, and really just big-picture with that transaction. Can you maybe talk about what you see in the Kentucky landscape from a competitive perspective and how that compares to your current footprint?
Mr. Chuck Sulerzyski:
Well, first off, I think Ohio, West Virginia and Kentucky right now are experiencing incredible capital investments. There are multiple multi-billion-dollar investments going on in each state. And that is much more than what you've seen over the last 30 years, so I think they're both seeing a renaissance driven by on-shoring from a manufacturing standpoint, and you see the big national headlines, whether it's Intel or whether it's Ford's commitment to Kentucky on their battery plant, but there are so many more things going on. So we like the Kentucky marketplace and we're very, very optimistic that there's going to be a positive upturn in both Kentucky, West Virginia and Ohio over the next few years.
Facilitator:
Our next question will come from Manual Navas with DA Davidson.
Unidentified Analyst:
This is actually Cameron Sholgreen on behalf of Manual Navas. So sticking with the recent acquisition, do you guys plan on seeing any more in the upcoming future, or what are your opportunities post this transaction in regards to M&A?
Mr. Chuck Sulerzyski:
I think that we will take some time to digest this. We also are getting closer to $10 billion, and we have no urgency to go over $10 billion, so this is certainly going to keep us satiated for 2023, and look forward to the benefits accruing.
Unidentified Analyst:
Thank you. And then just one follow-up question regarding this specific acquisition. Do you expect to see any customer attrition, or already have that worked in anywhere?
Mr. Chuck Sulerzyski:
You always see customer attrition in every deal that you do. Saying that you're going to retain 100% of all customers is a bit of a pipe dream, but we don't see any reason for there to be any significant customer attrition.

Facilitator:
[Facilitator Instructions] Our next question will come from Terry McEvoy with Stephens.
Mr. Terry McEvoy:
Maybe just start with the -- some of the lending in the third quarter, maybe talk about what was behind the growth in C&I. And Katie, I think you mentioned, maybe, some planned kind of slowing in certain areas just to manage credit risk, and the one area that was down was leasing, so I didn't know if you were kind of pointing at that portfolio or something else, and if not, it sounds like your outlook for growth in the leasing portfolio is pretty optimistic based on some earlier comments.
Mr. Chuck Sulerzyski:
Yes, I'll start on that. First off, we are optimistic on leasing and have had good growth in leasing and continue -- our expectation is that the leasing businesses will grow in the neighborhood of 20% next year. We did have good C&I growth and I would just say it's kind of ongoing flow of business over time. We also had really good indirect growth and consumers continue to stay and look strong. And we did -- October looks positive on the indirect front. Our pipelines are very robust. Our loan growth this year, if we had not selected some -- if we had not made some changes to existing credit for overall portfolio improvement, we would have had very robust loan growth. As it is, we're going to be in the 4% to 6% for the year. We think we're going to do a little better next year. And this portfolio that we're acquiring is significantly better than the portfolio we picked up with Premier and the Premier acquisition. So we are optimistic.
Mr. Terry McEvoy:
And just a follow-up: The 4.40% to 4.60% margin for next year, what are your thoughts on accretion income within that outlook?
Ms. Katie Bailey:
Yes, I think it stays in the range of what we saw for the third quarter. So I think last quarter I guided 15 to 20 basis points a quarter; I think it'll stay in that range. It might dip down 13, 14 basis points, but I think around the 15-basis-point impact on a quarterly basis.
Mr. Terry McEvoy:
And maybe one more. Could you talk about the -- I think you referred to them as, like, enhanced efficiencies of your operational teams when you were citing the increase in professional fees. Maybe, what parts of the company are you looking at, and how should we think about the potential positive kind of benefits from what you're evaluating internally?
Ms. Katie Bailey:
Yes, I think it's a couple-fold. It's in, again, the operational areas of credit and finance and just looking -- and true operations, both loans and deposits, looking for automation technology to support the growth, so it's not a -- growth is not as incremental to headcount, we're not as dependent on headcount going forward, as we grow.
Facilitator:
At this time, there are no further questions. Sir, do you have any closing remarks?
Mr. Chuck Sulerzyski:

Yes. I'd like to thank everybody for joining us. I'd like to just reiterate that we feel extremely comfortable that we're going to beat the highest level of analyst estimates out there, and we'll do that without the help of Limestone, so if anybody needs help with their modeling, I encourage them to give Katie or I a call, and love to -- I'd love to help you see what we see.
Again, thank you for joining us. Please remember that our earnings release and a webcast of this call will be archived at peoplesbancorp.com under the Investor Relations section.
Thank you for your time and have a great day.
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